UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS FIRST-QUARTER 2016 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Solid growth in Consolidated Net Sales and Operating Segment Income of 9.5% and 9.4%, respectively
➢	Strong revenue and operating segment income growth in our Cable segment of 13.5% and of 18.6%, respectively
➢	Solid growth in Sky revenues and operating segment income of 15.7% and 12.1%, respectively
➢	Strong growth in Network Subscription Revenue of 31.2% and in Licensing and Syndication Revenue of 25.0%

Consolidated Results

Mexico City, April 28, 2016—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first-quarter 2016. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2016 and 2015, in millions of Mexican pesos:

	1Q'16	Margin %	1Q’15	Margin %	Change %
Net sales	21,741.0	100.0	19,859.4	100.0	9.5
Net income	981.3	4.5	1,803.2	9.1	(45.6)
Net income attributable to stockholders of the Company	600.4	2.8	1,453.4	7.3	(58.7)

Segment net sales	22,272.2	100.0	20,275.6	100.0	9.8
Operating segment income (1)	8,358.3	37.5	7,637.5	37.7	9.4
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 9.5% to Ps.21,741.0 million in first-quarter 2016 compared with Ps.19,859.4 million in first-quarter 2015. This increase was mainly attributable to revenue growth in Sky, Cable and Content segments. Operating segment income increased by 9.4%, reaching Ps.8,358.3 million with a margin of 37.5%.

Net income attributable to stockholders of the Company decreased to Ps.600.4 million, or 58.7%, in first-quarter 2016 compared to Ps.1,453.4 million in first-quarter 2015. The net decrease of Ps.853.0 million reflected primarily (i) a Ps.1,421.6 million unfavorable change in other expense, net, reflecting mainly the absence of a one-time exceptional cash income of Ps.1,028.1 million received from Univision for the early termination of a technical assistance agreement in first-quarter 2015; (ii) a Ps.147.6 million increase in finance expense, net; (iii) a Ps.79.5 million decrease in operating income before other income or expense, net; and (iv) a Ps.31.1 million increase in net income attributable to non-controlling interests. These unfavorable variances were partially offset by (i) a Ps.485.9 million favorable change in share of income or loss of associates and joint ventures, net; and (ii) a Ps.340.9 million decrease in income taxes.

First-quarter Results by Business Segment

The following table presents first-quarter consolidated results ended March 31, 2016 and 2015, for each of our business segments. Consolidated results for first-quarter 2016 and 2015 are presented in millions of Mexican pesos.

Net Sales	1Q’16%		1Q’15%		Change %
Content	7,526.4	33.8	7,021.0	34.6	7.2
Sky	5,349.6	24.0	4,621.7	22.8	15.7
Cable	7,621.1	34.2	6,714.5	33.1	13.5
Other Businesses	1,775.1	8.0	1,918.4	9.5	(7.5)
Segment Net Sales	22,272.2	100.0	20,275.6	100.0	9.8
Intersegment Operations[1]	(531.2)		(416.2)		(27.6)
Net Sales	21,741.0		19,859.4		9.5

Operating Segment Income[2]	1Q’16	Margin %	1Q’15	Margin %	Change %
Content	2,655.0	35.3	2,609.0	37.2	1.8
Sky	2,409.4	45.0	2,149.1	46.5	12.1
Cable	3,152.4	41.4	2,657.8	39.6	18.6
Other Businesses	141.5	8.0	221.6	11.6	(36.1)
Operating Segment Income	8,358.3	37.5	7,637.5	37.7	9.4
Corporate Expenses	(544.2)	(2.4)	(410.6)	(2.0)	(32.5)
Depreciation and Amortization	(4,009.8)	(18.4)	(3,343.1)	(16.8)	(19.9)
Other (Expense) Income, net	(495.2)	(2.3)	926.4	4.7	N.A.
Operating Income	3,309.1	15.2	4,810.2	24.2	(31.2)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

Content	First-quarter sales increased by 7.2% to Ps.7,526.4 million compared with Ps.7,021.0 million in first-quarter 2015.
Millions of Mexican pesos	1Q’16%	1Q’15%	Change %
Advertising	4,478.7	59.5	4,623.9	65.9	(3.1)
Network Subscription Revenue	1,077.9	14.3	821.8	11.7	31.2
Licensing and Syndication	1,969.8	26.2	1,575.3	22.4	25.0
Net Sales	7,526.4	100.0	7,021.0	100.0	7.2

Advertising
First-quarter Advertising revenue decreased by 3.1% to Ps.4,478.7 million compared with Ps.4,623.9 million in first-quarter 2015. During the quarter we continued with our efforts to restructure our advertising sales business, which consist among other measures, on repricing our advertising inventory. In addition, first-quarter advertising revenue was negatively affected by the Easter holiday period, when advertising revenues are typically low, and which in 2015 took place in the second quarter.

Network Subscription Revenue
First-quarter Network Subscription Revenue increased by 31.2% to Ps.1,077.9 million compared with Ps.821.8 million in first-quarter 2015. The growth was driven mainly by the sustained addition of pay-TV subscribers, both in Mexico and Latin America and by a positive translation effect on foreign-currency denominated revenues. During the quarter, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, sports, music and lifestyle, and movies.

Licensing and Syndication
First-quarter Licensing and Syndication revenue increased by 25.0% to Ps.1,969.8 million compared with Ps.1,575.3 million in first-quarter 2015. The increase is explained mainly by a positive translation effect on foreign-currency-denominated revenues and by higher royalties from Univision, which increased by 7.7% to US$70.7 million in first-quarter 2016 from US$65.6 million in first-quarter 2015.

First-quarter operating segment income increased by 1.8% to Ps.2,655.0 million compared with Ps.2,609.0 million in first-quarter 2015. The margin was 35.3%. The decline in the margin of 190 basis points from same quarter last year is mainly explained by higher costs related to the production of new shows and formats, and the costs associated with the launch of blim, our over-the-top platform, as announced in Televisa’s fourth quarter 2015 earnings call.

Sky
First-quarter sales increased by 15.7% to Ps.5,349.6 million compared with Ps.4,621.7 million in first-quarter 2015. The growth continued to be driven by the success of Sky’s low-cost offerings. This quarter the growth was further boosted by the increase in demand that resulted from the transition from analog to digital television. The number of net active subscribers increased by 398,217 during the quarter to 7,682,379 as of March 31, 2016, compared with 6,766,846 as of March 31, 2015. Sky ended the quarter with 194,415 subscribers in Central America and the Dominican Republic.

First-quarter operating segment income increased by 12.1% to Ps.2,409.4 million compared with Ps.2,149.1 million in first-quarter 2015, and the margin was 45.0%. The decline in the margin of 150 basis points from same quarter last year is mainly explained by higher programming costs mostly as a result of the depreciation of the Mexican peso, as well as higher marketing costs and promotional expenses.

Cable
First-quarter sales increased by 13.5% to Ps.7,621.1 million compared with Ps.6,714.5 million in first-quarter 2015 driven by growth in our cable platforms. Voice and data revenue generating units, or RGUs, grew organically 35.9% and 20.9% compared with first-quarter 2015, respectively, and video RGUs grew organically 7.4%.

During the quarter we made upgrades to our network and migrated the customers in two of our systems to the technological platform necessary to offer our izzi product. This resulted in higher number of disconnects. Excluding these two markets, the growth in RGUs in all other markets was similar to that of recent quarters. In addition, the Easter holiday period, which has an impact on collections and in the level of churn, took place in the last two weeks of the quarter. We believe that the effects of both factors are temporary.

The following table sets forth the breakdown of RGUs per service type for our Cable segments as of March 31, 2016 and 2015.
RGUs	1Q’16	1Q’15
Video	4,153,300	3,868,069
Broadband	3,147,286	2,603,603
Voice	1,968,590	1,448,297
Total RGUs	9,269,176	7,919,969

First-quarter operating segment income increased by 18.6% to Ps.3,152.4 million compared with Ps.2,657.8 million in first-quarter 2015, and the margin was 41.4%, an increase of 180 basis points from same quarter last year. These results reflect primarily (i) an increase in the revenues of our cable platforms; and (ii) lower materials and equipment costs. These effects were partially compensated by an increase in personnel costs and expenses, maintenance costs, leasing costs and expenses, and advertising and promotional expenses.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for first-quarter 2016 and 2015.

Our cable operations include the video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our network operations include the services offered by Bestel and the network operations of Cablecom.

1Q’16 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Cable
Revenue	6,674.0	1,301.0	7,621.1
Operating Segment Income	2,809.5	493.0	3,152.4
Margin	42.1%	37.9%	41.4%

(1) These results do not include consolidation adjustments of Ps.353.9 million in revenues nor Ps.150.1 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

1Q’15 Millions of Mexican pesos	Cable Operations (2)	Network Operations (2)	Total Cable
Revenue	5,687.7	1,209.3	6,714.5
Operating Segment Income	2,267.9	463.4	2,657.8
Margin	39.9%	38.3%	39.6%

(2) These results do not include consolidation adjustments of Ps.182.5 million in revenues nor Ps.73.5 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

Other Businesses

First-quarter sales decreased by 7.5% to Ps.1,775.1 million compared with Ps.1,918.4 million in first-quarter 2015. The decrease is mainly explained by a drop in revenues from our publishing, soccer and film distribution businesses. This effect was partially compensated by higher revenues in our gaming business as it benefited from an increase in the number of electronic gaming machines.

First-quarter operating segment income decreased by 36.1% to Ps.141.5 million compared with Ps.221.6 million in first-quarter 2015, reflecting mainly i) a shift from operating segment income to operating segment loss in our soccer business; and ii) a larger operating segment loss in our publishing business. These effects were partially compensated by a shift from operating segment loss to operating segment income in our feature-film distribution business.

Corporate Expenses

Corporate expense increased by Ps.133.6 million, or 32.5%, to Ps.544.2 million in first-quarter 2016, from Ps.410.6 million in first-quarter 2015. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in first-quarter 2016 and 2015 amounted to Ps.325.8 million and Ps.224.4 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.101.4 million reflected primarily a higher number of our CPOs conditionally sold to officers and employees in our Cable segment.

Other Income or Expense, net

Other expense, net, amounted to Ps.495.2 million in first-quarter 2016 compared with other income, net, of Ps.926.4 million in first-quarter 2015. The unfavorable change of Ps.1,421.6 million reflected primarily the absence of a cash income of US$67.6 million (Ps.1,028.1 million) from Univision, as a result of the early termination of a technical assistance agreement in first-quarter 2015, as well as an increase on the disposition of assets related to the upgrade of our infrastructure in our cable division and in expenses related to financial advisory and professional services.

Non-operating Results

Finance Expense, net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended March 31, 2016 and 2015.

	1Q’16	1Q’15	(Increase) decrease
Interest expense	(1,983.3)	(1,477.7)	(505.6)
Interest income	308.1	315.5	(7.4)
Foreign exchange loss, net	(230.5)	(866.9)	636.4
Other finance (expense) income, net	(102.9)	168.1	(271.0)
Finance expense, net	(2,008.6)	(1,861.0)	(147.6)

Finance expense, net, increased by Ps.147.6 million, or 7.9%, to Ps.2,008.6 million in first-quarter 2016 compared to Ps.1,861.0 million in first-quarter 2015. This increase reflected primarily (i) a Ps.505.6 million increase in interest expense, due primarily to a higher average principal amount of debt, finance lease obligations and other finance liabilities in first-quarter 2016; (ii) a Ps.271.0 million increase in other finance expense, net, resulting primarily from the absence of a favorable change in fair value of an embedded derivative in our former investment in Convertible Debentures issued by UHI recognized in first-quarter 2015, as well as an unfavorable change in fair value of our derivative contracts in first-quarter 2016; and (iii) a Ps.7.4 million decrease in interest income primarily explained by the absence of interest income from our former investment in Convertible Debentures issued by UHI, which effect was offset by an increase in interest income derived from a higher average of cash equivalents and temporary investments in first-quarter 2016. These unfavorable effects were partially offset by a Ps.636.4 million decrease in foreign exchange loss resulting primarily from the effect of a 0.3% depreciation of the Mexican peso against the U.S. dollar on our average net U.S. dollar liability position in first-quarter 2016 compared with a 3.3% depreciation and lower average net U.S. dollar liability position in first-quarter 2015.

Share of Income or Loss of Associates and Joint Ventures, net

Share of income of associates and joint ventures, net, amounted to Ps.186.3 million in first-quarter 2016 compared with a share of loss of associates and joint ventures of Ps.299.6 million in first-quarter 2015. The favorable change of Ps.485.9 million reflected mainly a share of income of UHI, the controlling company of Univision, in first-quarter 2016 compared with a share of loss of UHI in first-quarter 2015.

Income Taxes

Income taxes decreased by Ps.340.9 million, or 40.3%, to Ps.505.5 million in first-quarter 2016 compared with Ps.846.4 million in first-quarter 2015. This increase reflected primarily a lower income tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.31.1 million, or 8.9%, to Ps.380.9 million in first-quarter 2016, compared with Ps.349.8 million in first-quarter 2015. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky segment, which was partially offset by a lower portion of net income attributable to non-controlling interests in our Cable segment.

Other Relevant Information

Capital Expenditures and Investments

During first-quarter 2016, we invested approximately US$330.7 million in property, plant and equipment as capital expenditures, including approximately US$209.0 million for our Cable segment, US$87.8 million for our Sky segment, and US$33.9 million for our Content and Other Businesses segments.

In March 2016, we announced the acquisition of the remaining 50% equity interest of Televisión Internacional, S.A. de C.V. or “TVI” in the aggregate amount of Ps.6,750 million, including the assumption of long term liabilities in the aggregate amount of Ps.4,750 million with maturities between 2017 and 2020, and a cash payment of Ps.2,000 million. Until such acquisition is completed in the second half of 2016, a third party will participate as a non-controlling shareholder of Corporativo Vasco de Quiroga, S.A. de C.V. or “CVQ”, a direct subsidiary of us. This transaction also provides for the acquisition of the non-controlling interest in CVQ in the amount of Ps.1,258 million, which is included in the total amount of the transaction. This transaction complies with the guidelines and timetable established in the authorization by the Mexican Federal Institute of Telecommunications. With the ownership of the 100% of the equity interest of TVI, we will be better positioned to exploit efficiencies and economies of scale among all our cable operations throughout Mexico and to continue expanding our offer of video, voice and data services.

Debt, Finance Lease Obligations and Other Finance Liabilities

The following table sets forth our total consolidated debt, finance lease obligations and other finance liabilities as of March 31, 2016 and December 31, 2015. Amounts are stated in millions of Mexican pesos.

	Mar 31, 2016	Dec 31, 2015	Increase (decrease)
Current portion of long-term debt	699.5	2,979.8	(2,280.3)

Long-term debt, net of current portion	112,182.9	107,430.8	4,752.1

Total debt [1]	112,882.4	110,410.6	2,471.8

Current portion of long-term finance lease obligations	523.1	511.6	11.5

Long-term finance lease obligations, net of current portion	5,224.7	5,293.6	(68.9)

Total finance lease obligations	5,747.8	5,805.2	(57.4)

Current portion of other finance liabilities	-	-	-

Long-term other finance liabilities	3,500.7	-	3,500.7

Total other finance liabilities [2]	3,500.7	-	3,500.7
1 As of March 31, 2016 and December 31, 2015, total debt is presented net of finance costs in the amount of Ps.1,362.4 million and Ps.1,387.9 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,787.6 million and Ps.1,184.2 million, respectively.
2 In connection with the acquisition of a non-controlling interest in TVI, as discussed above.

As of March 31, 2016, our consolidated net debt position (total debt, as stated in the table above, less cash and cash equivalents, temporary investments, and non-current held-to-maturity and available-for-sale investments) was Ps.47,218.2 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of March 31, 2016, amounted to Ps.6,278.2 million.

In March 2016, our Sky segment entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500 million with maturities between 2021 and 2023, and prepaid an intercompany long-term loan in the principal amount of Ps.3,500 million. Also, we prepaid a portion of our Mexican peso outstanding long-term loans with original maturities between 2016 and 2017 in the aggregate principal amount of Ps.3,532 million.

Shares Outstanding

As of March 31, 2016 and December 31, 2015, our shares outstanding amounted to 338,216.0 million and 338,468.3 million shares, respectively, and our CPO equivalents outstanding amounted to 2,890.7 million and 2,892.9 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2016 and December 31, 2015, the GDS (Global Depositary Shares) equivalents outstanding amounted to 578.1 million and 578.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa
Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise and subject to any necessary approval from the Federal Communications Commission of the United States would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2016 AND DECEMBER 31, 2015
(Millions of Mexican Pesos)

ASSETS	March 31, 2016 (Unaudited)		December 31, 2015 (Unaudited)
Current assets:
Cash and cash equivalents	Ps.	53,565.2	Ps.	49,397.1
Temporary investments		5,820.8		5,330.5
Trade notes and accounts receivable, net		16,458.7		21,702.1
Other accounts and notes receivable, net		4,378.7		4,296.1
Due from related parties		135.9		98.4
Transmission rights and programming		7,274.8		5,389.1
Inventories		1,779.6		1,628.3
Other current assets		2,603.1		2,096.5
Total current assets		92,016.8		89,938.1

Non-current assets:
Transmission rights and programming		9,127.3		9,139.1
Investments in financial instruments		41,284.0		41,081.4
Investments in associates and joint ventures		9,614.0		9,271.9
Property, plant and equipment, net		78,390.3		76,089.3
Intangible assets, net		37,750.6		38,106.3
Deferred income tax assets		18,764.1		17,665.1
Other assets		174.3		182.5
Total non-current assets		195,104.6		191,535.6
Total assets	Ps.	287,121.4	Ps.	281,473.7

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2016 AND DECEMBER 31, 2015
(Millions of Mexican Pesos)

LIABILITIES	March 31, 2016 (Unaudited)		December 31, 2015 (Unaudited)
Current liabilities:
Current portion of long-term debt and interest payable	Ps.	1,861.9	Ps.	4,164.0
Current portion of finance lease obligations		523.1		511.6
Derivative financial instruments		-		1.4
Trade accounts payable and accrued expenses		22,826.1		17,361.5
Customer deposits and advances		18,602.3		20,470.4
Income taxes payable		1,492.4		1,632.8
Other taxes payable		1,080.4		1,246.0
Employee benefits		755.1		1,034.5
Due to related parties		554.6		443.0
Other current liabilities		2,786.3		2,112.8
Total current liabilities		50,482.2		48,978.0
Non-current liabilities:
Long-term debt, net of current portion		112,808.1		107,430.8
Finance lease obligations, net of current portion		5,224.7		5,293.6
Other finance liabilities		3,500.7		-
Derivative financial instruments		260.7		225.7
Customer deposits and advances		290.0		514.5
Income taxes payable		5,545.1		6,338.1
Deferred income tax liabilities		9,660.2		10,000.0
Post-employment benefits		443.5		407.2
Other long-term liabilities		3,173.8		2,764.1
Total non-current liabilities		140,906.8		132,974.0
Total liabilities		191,389.0		181,952.0

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		66,598.7		60,101.5
Net income for the period		600.4		10,899.1
		69,338.1		73,139.6
Accumulated other comprehensive income, net		5,348.3		5,257.6
Shares repurchased		(11,882.2)		(11,882.2)
		62,804.2		66,515.0
Equity attributable to stockholders of the Company		83,672.1		87,382.9
Non-controlling interests		12,060.3		12,138.8
Total equity		95,732.4		99,521.7
Total liabilities and equity	Ps.	287,121.4	Ps.	281,473.7

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015
(Millions of Mexican Pesos)

	Three months ended march 31,
	2016 (Unaudited)		2015 (Unaudited)

Net sales	Ps.	21,741.0	Ps.	19,859.4

Cost of sales		12,146.2		11,134.7

Selling expenses		2,582.2		2,183.8

Administrative expenses		3,208.3		2,657.1
Income before other expense or income		3,804.3		3,883.8
Other (expense) income, net		(495.2)		926.4
Operating income		3,309.1		4,810.2
Finance expense		(2,316.7)		(2,344.6)
Finance income		308.1		483.6
Finance expense, net		(2,008.6)		(1,861.0)

Share of income (loss) of associates and joint ventures, net		186.3		(299.6)
Income before income taxes		1,486.8		2,649.6
Income taxes		505.5		846.4
Net income	Ps.	981.3	Ps.	1,803.2

Net income attributable to:
Stockholders of the Company	Ps.	600.4	Ps.	1,453.4
Non-controlling interests		380.9		349.8
Net income	Ps.	981.3	Ps.	1,803.2

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.21	Ps.	0.51

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 29, 2016	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel